UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into Material Agreement

On August 15, 2025, Psyence Biomedical Ltd. (the “Company”) entered into a subscription agreement (the “Agreement”) with Psyence Labs Ltd. (“PsyLabs”). Pursuant to the Agreement, PsyLabs agreed to issue to the Company 1,750 shares of PsyLabs at a price per share of $2,000, for an aggregate purchase price of $3,500,000. The closing of the transaction was conditioned upon the receipt of required approvals by the parties thereto. On September 1, 2025, the transaction closed.

PsyLabs is a privately-held company specializing in the production of psychedelic active pharmaceutical ingredients and extracts for research, clinical trials, and drug development. The Company previously acquired a minority interest in PsyLabs, as disclosed in the Company’s annual report on Form 20-F. Certain executives, including the Executive Chairman, the Chief Financial Officer and the General Counsel, and an independent director, of the Company provide consulting services to PsyLabs in exchange for consulting fees. Such individuals, together with the Company’s Chief Executive Officer, own less than 5% of the outstanding shares of PsyLabs in the aggregate. Certain of these individuals are also members of the board of directors of a wholly-owned subsidiary of PsyLabs.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Subscription Agreement, dated August 15, 2025, by and between Psyence Biomedical Ltd. and Psyence Labs Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 5, 2025

Psyence Biomedical Ltd.

By:	/s/ Jody Aufrichtig
Name:	Jody Aufrichtig
Title:	Executive Chairman

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